Exhibit 99-1
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 [GRAPHIC OMITTED]        KOOR INDUSTRIES RAISES APPROX. NIS 640 MILLION THROUGH
Koor Industries Ltd.      DEBENTURE ISSUE TO INSTITUTIONAL INVESTORS


Tel Aviv, Israel - May 9, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company, announced today that, following its announcement dated May 6, 2007, the Company completed today the tender of the announced debenture offering to institutional investors.

As part of the institutional tender, the Company accepted offers to purchase an aggregate of 594,568,500 NIS 1 par value of Series H debentures, at a price of NIS 1.0795 for every NIS 1 par value of debentures representing an effective interest rate, linked to the Israeli Consumer Price Index ("CPI"), of 4.05%.

Following completion of the debenture issue, the Company will receive aggregate gross proceeds of approx. NIS 640 million (approx. $161 million).

The debenture issue is subject to receipt of the approval for the listing of the debentures for trading on the Tel-Aviv Stock Exchange. The sale of the debentures by the institutional investors will be subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations.

The terms of the debentures will be identical to the terms of the Series H debentures issued by the Company under a prospectus dated August 13, 2006 published in Israel. The debentures will be considered as part of the Series H debentures issued under the prospectus.

The debentures were rated A+/Stable by Maalot - The Israel Securities Rating Company Ltd. ("Maalot"), a Standard & Poor's affiliation. For further information on Maalot's rating considerations, see the press release of the Company dated May 6, 2007.

The debentures to be offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                        IR CONTACTS
Oren Hillinger, Finance Director                       Ehud Helft / Kenny Green
Koor Industries Ltd.                                   GK Investor Relations
Tel: 972 3 607-5111                                    Tel: 1 866 704-6710
Fax: 972 3 607-5110                                    Fax: 972 3 607-4711
oren.hillinger@koor.com                                info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.